UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           Southampton Partners, Inc.
                           --------------------------
                 (Name of Small Business Issuer in its charter)

             Delaware                                     11-3320705
             --------                                     ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

    19 Mary's Lane, Southampton, NY                         11968
    -------------------------------                       ----------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number (631) 204-1150
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act.

         Title of each class           Name of each exchange on which registered

-------------------------------------  -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                                (Title of Class)


                            [Cover page 1 of 2 pages]

      Forward Looking Statements: This Form 10-SB contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. All statements, other than statements of historical facts, that address activities, events or developments that our Company intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based on certain assumptions and assessments made by management of our Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Form 10-SB are also subject to a number of material risks and uncertainties. Stockholders and prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.


                            [Cover page 2 of 2 pages]

                                     Part I

Item 1. Description of Business.

General:

      Southampton Partners, Inc. (the "Company" or "we") was formed pursuant to the corporation laws of the State of Delaware on May 15, 1996, and we have our principal office in Southampton, New York. We were formed for the purpose of engaging in computer software publishing and reselling, also known as "Shareware." However, lack of funds made it difficult for us to maintain business operations and we eventually became inactive. Our corporate charter was eventually revoked on March 1, 1998 by the State of Delaware for our failure to pay required taxes and for lack of a registered agent. All non-remitted taxes on behalf of our Company have been paid and we have appointed a registered agent. We filed a Certificate of Renewal and Revival of Certificate of Incorporation pursuant to Section 312 of the General Corporation Law of the State of Delaware, resulting in the reinstatement of our corporate charter on January 15, 1999. We are currently searching for a merger or other possible business transaction with a suitable privately held company. We are voluntarily filing this Form 10-SB registration statement because we believe we will be more attractive to merger or business combination candidates if we are a public and reporting company.

Proposed Business:

      We currently have no operations, no revenue, own no assets and no full-time employees. We have not engaged in any business activity other than organizational matters since our inception. We intend to restructure ourselves in order to be used as a "shell" for the purpose of merging with or acquiring a suitable privately held operating company with both a business history and operating assets. Our primary activity will be to identify and negotiate with a business entity with whom we can combine with. We do not intend to combine with a privately held company determined to be an investment company which would then subject our Company to the Investment Company Act of 1940, as amended.

      We believe a privately held operating company intending to merge, consolidate or reorganize with us will have the advantage of acquiring an ownership interest in a public company without the costs and the time that would be incurred when conducting an initial public offering. We believe that the process of selecting a suitable privately held company and the subsequent merger or business transaction with us to become a public company may be extremely complex and risky. We have not yet selected any company for a merger or business combination and do not intend to limit potential business combinations to any particular fields, industry or geographic location. In our search for a suitable privately held company to combine with, we are determined to consider only companies, which we believe, have growth opportunities.

      Because we have no revenues we will be unable to satisfy any liabilities incurred prior to the combination with a privately held company. If negotiations and transactions fail prior to a successful consummation, we may not be able to continue to pursue new business opportunities with other privately held companies. If this occurs, it is foreseeable that our

Company's common stock may become worthless and our stockholders may receive, if any, a nominal distribution, upon our Company's liquidation and dissolution. We can not predict the resulting value of the merger or business transaction for the owners of the privately held company selected for a business combination. The privately held company selected for the business combination may incur significant expenses and costs associated with the business combination including legal, accounting and administrative fees and expenses.

Additional Investment Considerations and Risk Factors:

      An investment in our Common Stock is highly speculative, and brings with it a number of investment considerations and risk factors which an existing stockholder or prospective purchaser of our Common Stock should take into account. Among these are the following:

We Have No Revenue, No Assets and No Operations.

      We are an inactive Delaware corporation and may remain dormant if we do not merge or combine with another business entity. We can not predict the financial condition of our Company. Our operating expenses, in all likelihood, will increase without any corresponding revenues, at least until a business combination takes place. We will incur a net operating loss until we are able to merge, or combine with another entity. We can not provide assurances that our Company will identify a target entity and a business combination will ever occur.

We Currently Do Not Have An Agreement For A Business Combination.

      At the current juncture, we have no agreement, understanding or arrangement with a specific business entity. We can not provide assurances that a suitable business entity will be identified or if a business combination will ever occur.

Additional Financing May Be Necessary.

      We may require additional capital, or additional financing in the near future. There can be no assurance that we will be able to arrange additional financing, and if such financing is available, whether debt or equity, it may not be on terms favorable to our Company.

We Are Dependent Upon Robert Wilson for the Management and the Conduct of Our Business.

      As noted throughout this Report, we are highly dependant upon Robert Wilson, our President, Secretary, Treasurer and sole director, and his ability to investigate and evaluate a suitable business entity to combine with. Mr. Wilson will not devote his entire time to the business affairs of our Company. Mr. Wilson only has a verbal arrangement with our Company to work without compensation. The loss or unavailability of Mr. Wilson may have a materially adverse effect on our business and potential earning capacity. We currently do not maintain any key person insurance to compensate us if we lose the services of Mr. Wilson, nor do we intend to purchase key person insurance.

Competition.

      We will be an insignificant participant among the firms which engage in mergers or acquisitions of companies. Established entities may have greater financial resources, technical expertise and management availability than our Company. Smaller public companies are also active in seeking companies to merge with or acquire. We are at a significant disadvantage because we have no financial resources and have limited management availability.

We Are Not Trading on a Market.

      We are presently not trading on a market. We can not provide assurances that we will in the future trade on a market. If a market does develop, we can not provide assurances that it will be maintained. We plan to request a broker-dealer to make an application to the NASD Regulation, Inc. to have our Company's securities traded on the OTC Bulletin Board published in electronic or print media, or in the National Quotation Bureau LLC "Pink Sheets". A trading market may not be able to be developed until we have completed a merger or acquisition and the combined company has complied with the 1934 Act or the Securities Act of 1933, as amended, if required.

Conflicts of Interest.

      Potential conflicts of interests between our Company and our officer and director may occur. Our officer and director may pursue or engage in business activities, which may be similar or dissimilar to those engaged in by our Company. We can not provide assurances that potential conflicts of interests will resolve in our Company's favor.

Change in Control and Management and the Reduction of Percentage Share Ownership Following Business Combination.

      If a business combination or transaction occurs, the issuance of our Common Stock to the shareholders of the company to be combined with may result in a change in control and management within our Company. Our director may, as a result of the business transaction, resign or be replaced without the vote of our Company shareholders. A business combination or transaction will, in all likelihood, result in a significant issuance of our shares and a substantial dilution to our current shareholders.

We May Rely On Unaudited Financial Statements.

      We will require audited financial statements from the potential target company we plan to merge or combine with. However, we can not provide assurances that audited financial statements will be available prior to the business transaction. We may rely on unaudited financial statements if audited financial statements are not available. If we rely on unaudited financial statements we may not have full and accurate information regarding the target company's financial condition or operating history.

Regulation.

      We will be subject to regulation under the 1934 Act. However, we believe we will not be subject to regulation under the Investment Company Act of 1940, since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we may incur registration and compliance costs. We have not obtained a formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940. Any violation of the Investment Company Act of 1940 would subject our Company to material adverse consequences.

Taxation.

      Federal and state tax consequences will, in all likelihood, be significant considerations in any business combination we may undertake. We intend to structure any business combination so as to minimize the federal and state tax consequences to both our Company and the target entity. We intend to investigate tax free treatment opportunities for both companies. However, we can not provide assurances that the business combination will not result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Year 2000 Issues.

      Since we do not have assets, including personal property such as computers, we have not experienced any problems with computer systems relating to a computer's inability to recognize certain dates related to the Year 2000. We do not anticipate incurring any material disruptions or any material expenses as a consequence of Year 2000 issues. We intend to address Year 2000 issues with merger or business combination candidates. However, we can not provide assurances that Year 2000 issues will be avoided by the new management if any business combination does occur.

Item 2. Management's Discussion and Analysis or Plan of Operation.

      Plan of Operation:

      Within the next twelve months, we intend to restructure ourselves in order to be used as a "shell" for the purpose of merging with, acquiring or conducting another form of business combination with a privately held company with growth value in exchange for our Company's securities. We believe we will be attractive to merger or acquisition candidates because of our status as a corporation with a class of securities registered under the Securities Act. We are voluntarily filing this Form 10-SB registration statement and we intend to continue to file all reports required under the Exchange Act until a business combination has occurred. As of the filing of this Form 10-SB, we have not entered into negotiations with any specific company regarding the possibility of a business combination with our Company.

      We will not limit our search to any particular business fields, industry, or geographic location. We believe that the process of selecting a suitable privately held company and the subsequent merger or business transaction will be extremely risky and complex. We presently have no operations, no revenue and own no assets. However, we believe a business combination will create the advantage of acquiring an ownership interest in a publically registered company without the costs or the time that would be incurred when conducting an initial public offering. Our management has not conducted any market research on the potential benefits a privately held company may receive if it participates in a business combination with us.

      Our management, led by Robert Wilson, will analyze the business opportunities for our Company. Factors such as the prospective candidate's operating history, financial and managerial resources, technical expertise, assets and potential for generating revenues will be relevant when analyzing business opportunities for our Company.

      We currently have no full-time employees. Mr. Wilson, our President, Secretary, Treasurer and sole director, will not devote his entire time to the business affairs of our Company. If we engage in a business combination with another company the number of employees may change significantly.

Item 3. Description of Property.

      Presently, we are utilizing office space without charge at the residence of our Company's President located at 19 Mary's Lane, Southampton, New York 11968. These facilities are suitable for us considering we are presently inactive.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

       The following table of stock ownership and notes thereto relate as of November 27, 2000 to the ownership of Common stock, par value $.0001 per share (the "Common Stock") of the Company by (i) each person known to be the beneficial owner of more than 5% of such voting security, (ii) each director,
(iii) each named executive officer and (iv) all executive officers and directors as a group. The percentages have been calculated by taking into account all shares of Common Stock owned on such date as well as all such shares with respect to which such person has the right to acquire beneficial ownership at such date or within 60 days thereafter. Unless otherwise indicated, all persons listed below have sole voting and sole investment power over the shares owned.

                                       Amount and
                                       Nature of
Name and Address                       Beneficial                      Percent
of Beneficial Owner                    Ownership(1)(2)                 of Class
-------------------                    ---------------                 --------
Robert Wilson                            790,100(3)                      79%
19 Mary's Lane
Southampton, NY 11968

All directors and executive officers
  as a group (1 Person)                  790,100                         79%

--------------------------------------------------
(1) Based on a total of 1,000,100 shares of Common Stock issued and outstanding.
(2) All such ownership is direct unless otherwise stated.
(3) A total of 790,000 shares of Common Stock were issued in exchange for services rendered pursuant to an offering made under Regulation D 504 of the Securities Act of 1933, as amended.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

       Because of our relatively inactive status, we currently have only one director, whose term will expire at next year's Annual Meeting of Stockholders. We will take steps to appoint two other directors in the near future. The following table contains information regarding our director and executive officers:

        Name            Age        Position / Offices Held        Director Since

Robert Wilson           41      President, Treasurer, Secretary        1996

       The following is a brief account of the business experience for the last five years for the above mentioned individual:

      Robert Wilson has been the President, Treasurer, Secretary and sole director of our Company for the past four years. He also presently serves as a Professor of Finance at C.W. Post University. Mr. Wilson is also the Founder and Owner of Robert Wilson Investment Advisors, Inc.. He is an established consultant for broker dealers and has demonstrated expertise in increasing company performance and profitability.

      Mr. Wilson received an A.A.S. degree in Business Administration from Suffolk County Community College. He received a B.S. degree in Management and a M.S. degree in Finance Management from the University of New Haven.

Item 6. Executive Compensation.

      Mr. Wilson is an officer and director for our Company and has received no monetary compensation for services rendered during his tenure.

Item 7. Certain Relationships and Related Transactions.

       Transactions with Promoters:

       Robert A. Wilson received 100 shares of our Common Stock in consideration of $3,838.00 in cash. Mr. Wilson also received 790,000 shares of our Common Stock in exchange for services rendered pursuant to Rule 504 under Regulation D of the Securities Act of 1933, as amended.

      Mr. Wilson currently holds executive positions as President, Treasurer and Secretary and is a member of our Board of Directors.

      Mr. Wilson is currently permitting our Company to utilize space without charge at his residence.

Item 8. Description of Securities.

Common Stock.

       Our Certificate of Incorporation authorizes the issuance of up to two hundred million (200,000,000) shares of our Common Stock, par value $.0001 per share. Our Common Stock carries no preemptive or subscription rights and is not redeemable. Each share of our Common Stock is entitled to one vote, however, cumulative voting in the election of directors is denied. Subject to any preferential rights of preferred stock, all shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All of the outstanding shares of our Common Stock is fully paid and non-assessable. There are presently no restrictions on repurchases of Common Stock by our Company relating to the dividend or sinking fund installment.

Liquidation Rights.

       In the event of a liquidation of our Company, whether or not voluntary, all stockholders (Warrants excluded) are entitled to a pro rata distribution after payment of any claims.

Dividend Policy.

       We have not declared or paid a cash dividend since inception and we do not contemplate any in the foreseeable future. Dividends will be payable when and if declared by the Board of Directors.

Transfer Agent.

      The Manhattan Transfer Registrar Co., 58 Dorchester Rd., Lake Ronkonkoma, New York 11779, will act as the transfer agent for our Common Stock.

                                     Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

       Market Information.

       (a) Presently, our shares of Common Stock are not trading on a market. Our shares have never traded on a market to date. We can not provide assurances that a trading market will develop. If a market does develop, we can not provide assurances that it will be maintained.

       (b) The number of holders of our Common Stock was approximately 114 on November 27, 2000, computed by the number of record holders, inclusive of holders for whom shares are being held in the name of brokerage houses and clearing agencies.

       (c) We have not paid any cash dividends on our Common Stock, nor does our Board of Directors intend to declare cash dividends on our Common Stock in the foreseeable future, in order to conserve cash for working capital purposes.

Item 2. Legal Proceedings.

            We are not engaged in any litigation or governmental proceedings.

Item 3. Changes in and Disagreements with Accountants.

            None.

Item 4. Recent Sales of Unregistered Securities.

       Within the past three years, we sold the following without registering the securities under the Securities Act:

       (a)  Date: September 29, 1997
            Title: Southampton Partners, Inc. Common Stock
            Amount Sold: 100,000 units (10 Shares of each Unit) in exchange for services.

       (b) The offering was self-underwritten and was offered to a select group personally known to Robert Wilson, our President.

       (c) In exchange for the shares issued hereunder we received a number of services in lieu of cash consideration. These services include the following: (i) management and corporate planning services; (ii) consulting services; and (iii) administrative services.

       (d) The offering was conducted pursuant to Rule 504 promulgated under Regulation D ("Rule 504") of the Securities Act of 1933, as amended (the "Act"). In making the offering, we relied upon the opinion of outside legal counsel, who, upon examination of our Company's (i) Certificate of Incorporation; (ii) Offering Memorandum and (iii) other relevant documents and instruments, opined that the offering was properly conducted pursuant to Rule 504 of the Act; and with reliance thereon the shares sold thereunder may be issued without being registered under the Act.

Item 5. Indemnification of Directors and Officers.

Indemnification.

       Section 145 of the Delaware General Corporate Law contains provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees for their involvement in an action or proceeding as a Company director or officer provided they acted in good faith. Directors and officers, who are the subject of an action or a proceeding in which they lose on the merits or are convicted for a criminal act are not entitled to indemnification.

       However, indemnification of directors, officers or control persons for liabilities arising under the Securities Act of 1933 or otherwise is considered against public policy by the Securities and Exchange Commission and unenforceable. If a claim arises for indemnification against such liabilities, our Company will submit the issue of indemnification to a court of competent jurisdiction and will comply with any final determination.

                                    PART F/S

                              Financial Statements

       The following financial statements filed with this Report on Form 10-SB for the period May 15, 1996 (Inception) to December 31, 1999 have been certified by Gregory N. Ferraris, CPA, LLC, independent public accountants:

       Report Independent Auditors;

       Statement of Financial Position as of December 31, 1999;

       Statement of Operations for the period May 15, 1996 (Inception) to December 31, 1999;

       Statement of Stockholder's Equity for the period May 15, 1996 (Inception) to December 31, 1999;

       Statement of Cash Flows for the period May 15, 1996 (Inception) to December 31, 1999; and

       Notes to Financial Statements.

       The following financial statements (unaudited) filed with this Report on Form 10-SB for the Six Months Ended June 30, 2000 have been certified by Peter
J. Volpe, CPA, independent public accountant:

       Accountants Compilation Report;

       Balance Sheet as of June 30, 2000;

       Statement of Operations for the Six Months Ended June 30, 2000; and

       Statement of Cash Flow for the Six Months Ended June 30, 2000.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                         REPORT ON FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                         REPORT ON FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

                                 C O N T E N T S

                                                                          Page
                                                                          ----

Report of Independent Auditors                                             F-3

Financial Statements

   Statement of Financial Position as of
      December 31, 1999                                                    F-4

   Statement of Operations for the period
      May 15, 1996 (inception) to December 31, 1999                        F-5

   Statement of Stockholders' Equity for the period
      May 15, 1996 (inception) to December 31, 1999                        F-6

   Statement of Cash flows for the period
      May 15, 1996 (inception) to December 31, 1999                        F-7

Notes to Financial Statements                                              F-8

Board of Directors and Stockholders
Southampton Partners, Inc.
Southampton, New York

                         REPORT OF INDEPENDENT AUDITORS

I have audited the balance sheet of Southampton Partners, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period May 15, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Partners, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period May 15, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, Southampton Partners, Inc. is in the development stage and the Company's ability to continue in the normal course of business is dependent upon it's ability to effectuate a successful business combination. This uncertainty raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                               /s/ Gregory N. Ferraris, CPA, LLC

Sag Harbor, New York
September 30, 2000

                           Southampton Partners, Inc.
                          (A Development State Company)

                         STATEMENT OF FINANCIAL POSITION

              Period May 15, 1996 (inception) to December 31, 1999

          ASSETS                                                        $    --
                                                                        =======

          LIABILITIES

Accrued expense                                                         $ 1,140
                                                                        -------

   Total liabilities                                                      1,140

          STOCKHOLDERS' EQUITY

Common stock $.0001 par value; 200,000,000 shares
    authorized; 1,000,100 issued and outstanding;
    200,000 warrants issued, exercisable at $5 per share                    100
Additional paid-in capital                                                8,120
Deficit accumulated during development stage                             (9,360)
                                                                        -------
   Total stockholders' equity                                            (1,140)
                                                                        -------

      Total liabilities and stockholders' equity                        $    --
                                                                        =======

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

              Period May 15, 1996 (inception) to December 31, 1999

                                                                                  5/15/96
                                             Year ended December 31,           (inception) to
                                       1997           1998           1999         12/31/99
                                    -----------    -----------    -----------  --------------
REVENUE                             $        --    $        --    $        --    $        --

EXPENSES
   Legal and professional                 1,250            420          1,450          5,320
   Taxes and licenses                       897            142            380          1,986
   General and administrative             1,413            542            227          2,054
                                    -----------    -----------    -----------    -----------

      Total expenses                      3,560          1,104          2,057          9,360
                                    -----------    -----------    -----------    -----------

NET LOSS                            $    (3,560)   $    (1,104)   $    (2,057)   $    (9,360)
                                    ===========    ===========    ===========    ===========

NET LOSS PER SHARE (Note 2)         $   (0.0036)       (0.0011)       (0.0021)       (0.0094)
                                    ===========    ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF SHARES
   OF COMMON STOCK OUTSTANDING        1,000,100      1,000,100      1,000,100      1,000,100
                                    ===========    ===========    ===========    ===========

                           Southampton Partners, Inc.
                          (A Development State Company)

                        STATEMENT OF STOCKHOLDER'S EQUITY

              Period May 15, 1996 (inception) to December 31, 1999

                                                  Common Stock                       Deficit
                                                200,000,000 Shares                 Accumulated
                                                 $.0001 Par Value     Additional     during          Total
                                              ---------------------   Paid - In    Development    Stockholders
                                                Shares    Par Value    Capital        Stage          Equity
                                              ---------   ---------   ---------      --------       ---------
Issuance of stock at inception                      100   $       1   $   2,637      $              $   2,638

Capital Contributions                                                 $   5,483                     $   5,483

Additional stock issued - including 200,000
  warrants issued at $5 per share             1,000,000          99                                        99

Net loss from inception
  May 15, 1996 to December 31, 1999                                                    (9,360)         (9,360)
                                              ---------   ---------   ---------      --------       ---------

Balance, December 31, 1999                    1,000,100   $     100   $   8,120      $ (9,360)      $  (1,140)
                                              =========   =========   =========      ========       =========

                           Southampton Partners, Inc.
                          (A Development State Company)

                             STATEMENT OF CASH FLOWS

              Period May 15, 1996 (inception) to December 31, 1999

                                                                                           5/15/96
                                                         Year ended December 31,        (inception) to
                                                      1997         1998         1999       12/31/99
                                                     -------      -------      -------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES                 $(3,560)     $(1,104)     $(2,057)     $(9,360)
   Adjustments to reconcile net loss to net cash
      used in operations:
         Increase in accrued expenses                    380          380          380        1,140
                                                     -------      -------      -------      -------

   Net cash used in operating activities              (3,180)        (724)      (1,677)      (8,220)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of stock                     3,180          724        1,677        8,220
                                                     -------      -------      -------      -------

   Net cash provided by financing activities           3,180          724        1,677        8,220
                                                     -------      -------      -------      -------

Net change in cash and cash equivalents                   --           --           --           --

Cash and cash equivalents, beginning of period            --           --           --           --
                                                     -------      -------      -------      -------
Cash and cash equivalents, end of year               $    --      $    --      $    --      $    --
                                                     =======      =======      =======      =======

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

1 - ORGANIZATION

      Southampton Partners, Inc. (the "Company") is a Delaware Corporation which was formed on May 15, 1996. The company has not engaged in any business activities and is in the development stage. The Company's fiscal year end is December 31.

      The Company is in the development stage, as defined in Statement of Financial Accounting Standard No. 7 (FAS 7). As of December 31, 1999, cumulation from date of inception financial data information has not been shown. To date, the Company has devoted its efforts to various organizational activities, including developing its business strategy and raising capital.

      On November 7, 1997 the Company filed an offering memorandum in connection with a private placement offering of its securities under rule 504(D) of the Securities Act of 1933, as amended. The Company issued 100,000 units, each consisting of ten shares of common stock and two stock warrants. There was no capital raised as a result of this private placement offering.

      The above factors raise substantial doubt about the ability of the Company to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of the recorded asset amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Statement of Cash Flows

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      b.    Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.    Net Loss Per Share

      Net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, all common stock issued by the company during the twelve months preceding the offering date at prices below the offering price have been included in the calculation of weighted average shares outstanding as if they were outstanding for the entire period.

3 - STOCKHOLDERS EQUITY

      Capitalization

      Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 200,000,000 shares of common stock. The stock has a $.0001 par value. Each share of common stock has one vote in all matters.

4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The methods and assumptions used to estimate the value of the following classes of financial instruments were:

      Current Assets and Current Liabilities: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

Volpe & Associates

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2000

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

Accountants Compilation Report                                            F-3

Financial Statements:

    Balance Sheet as of June 30, 2000                                     F-4

    Statement of Operations for the Six Months Ended June 30, 2000        F-5

    Statement of Cash Flows for the Six Months Ended June 30, 2000        F-6

Volpe & Associates

                               VOLPE & ASSOCIATES
                          Certified Public Accountants
                                61 Montagu Street
                              Charleston, SC 29401
                                  843-853-1039

                        Accountant's Compilation Report

Board of Directors and Stockholders
Southampton Partners, Inc.
Southampton, New York

We have compiled the accompanying Balance Sheet of Southampton Partners, Inc. (a development stage company) as of June 30, 2000, and the related statements of Operations and Cash Flows for the six month period ended June 30, 2000, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Peter J. Volpe,  CPA

October 5, 2000

Volpe & Associates

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  June 30, 1997

                                     ASSETS

             TOTAL ASSETS                                               $    --
                                                                        =======

                    LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
     Accounts Payable & Accrued Expenses                                $ 1,275
                                                                        -------

STOCKHOLDERS' EQUITY
     Common Stock, $.0001 par value; authorized 200,000,000
        shares; 1,000,100 isued and outstanding;  200,000 warrants
        issued, exercisable at $5 per share                                 100
   Additional Paid-In-Capital                                             8,120
   Retained Earnings (Deficit)                                           (9,495)
                                                                        -------
                Total Stockholders' Equity                               (1,275)
                                                                        -------

          TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                      $    --
                                                                        =======

                       See Accountant's Compilation Report

Volpe & Associates

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                       For Six Months Ended June 30, 1997

                                                            Six Months
                                                               Ended
                                                              6/60/97
                                                            ----------

REVENUES                                                        $  --
                                                                -----

EXPENSES:
      General and Administrative Expenses                         135
                                                                -----

    NET INCOME (LOSS)                                           $(135)
                                                                =====

                       See Accountant's Compilation Report

Volpe & Associates

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                       For Six Months Ended June 30, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income (Loss)                                                    $(135)

     Adjustments to reconcile Net Income (Loss) to net cash
            Increase (decrease) in Accounts Payable                         135

                                                                          -----
                  Net cash used in operating activities                   $  --
                                                                          -----

Cash & Equivalents, beginning of period                                      --

                                                                          -----
CASH & EQUIVALENTS, end of period                                         $  --
                                                                          =====

                       See Accountant's Compilation Report

                                    Part III

Item 1. Index to Exhibits.

Exhibit
  No.         Description
-------       -----------

3.(i)         Certificate of Incorporation.

3.(i)(a)      Certificate of Amendment of Certificate of Incorporation.

3.(i)(b)      Certificate of Amendment of Certificate of Incorporation.

3.(i)(c)      Certificate for Renewal and Revival of Charter.

3.(ii)        By-Laws.

11.           Statement Re: Computation Of Per Share Earnings.

27.           Financial Data Schedule.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                           SOUTHAMPTON PARTNERS, INC.
                                           --------------------------
                                                 (Registrant)


Date: November 29, 2000                    By:        /s/ Robert Wilson
                                              ----------------------------------
                                           Name:      Robert Wilson
                                           Title:     President


                                      -14-